                                     Filed by Sync Research, Inc. pursuant to
                                     Rule 425 under the Securities Act of 1933 and deemed filed pursuant to Rule 14a-12 of the Securities Exchange Act of 1934.

                                     Subject Company: Sync Research, Inc.

                                     Commission File No.: 000-26952

Sync Research, Inc. distributed the following press release on August 2, 2000

                                     SYNC RESEARCH, INC.
                                     12 Morgan
                                     Irvine, CA  92618
                                     (949) 588-2070
                                     TRADED:  NASDAQ:  SYNX




 AT THE COMPANY:
Gloria Corken
Shareholder Relations
(949) 588-2070

SYNC RESEARCH, INC.
SECOND QUARTER 2000 RESULTS
PAGE 2


FOR RELEASE AUGUST 2, 2000

                  SYNC RESEARCH REPORTS SECOND QUARTER RESULTS

IRVINE, CA, AUGUST 2, 2000 - Sync Research, Inc. (Nasdaq: SYNX) today reported financial results for its second quarter ended June 30, 2000. Revenues for the three months ended June 30, 2000 were $2.4 million compared to revenues of $4.4 million during the prior year's second quarter. Net loss for the second quarter ended June 30, 2000 was $4.4 million, or $1.24 per share compared to a net loss of $1.3 million, or $0.37 per share for the three months ended June 30, 1999. The results for the second quarter of 2000 included inventory write-offs and additional valuation reserves aggregating $2.5 million recorded in connection with the Company's cost reduction programs and based upon the Company's current sales levels.

             For the six months ended June 30, 2000, revenues were $5.6 million, as compared to $9.5 million for the prior year six month period. The Company reported a net loss of $5.5 million for the first six months of 2000, or $1.56 per share, compared with a net loss of $3.0 million, or $0.87 per share, in the prior year six month period.


         "The cost reduction measures that we announced on July 12 have now been implemented and we expect to begin to see the benefits in the third quarter. The associated charge aggregating approximately $0.5 million will be included in our third quarter results," stated William Guerry, Sync's Chief Executive Officer.


         The Company plans to merge with the network access subsidiary of Osicom Technologies (Nasdaq: FIBR news) with the combined company to be named Entrada Networks. "During the past several months, our enthusiasm for the merger has grown as we have continued to prepare for the integration of our businesses and seen progress towards Entrada's thrust into storage networking. We urge our stockholders' to vote in favor for this merger at our upcoming annual shareholders' meeting," concluded Guerry.

         The proposed merger with the network access subsidiary of Osicom Technologies is subject to the approval of Sync stockholders.


ABOUT SYNC RESEARCH

         Sync Research (Nasdaq: SYNX - NEWS) develops, manufactures and markets multi-service frame relay access and routing solutions, frame relay circuit management solutions and digital transmission devices designed to economically and reliably support business critical applications across frame relay and other wide area network protocols. Sync products are available on a direct basis or from select distributors and resellers worldwide. Company and product information is available at WWW.SYNC.COM and WWW.TYLINK.COM.


         Sync encourages its investors and security holders to read its Registration Statement on Form S-4 and the Prospectus/Proxy Statement relating to the merger transaction described above because they contain important information. Sync has filed these and other documents relating to the proposed merger with the U.S. Securities and Exchange Commission and expects to mail a Prospectus/Proxy Statement about the transaction to its stockholders. Sync Research and its officers and directors may be deemed to be participants in the solicitation of proxies from stockholders of Sync Research with respect to the transactions contemplated by the Prospectus/Proxy Statement. Information regarding such officers and directors is included in Sync Research's Annual Report on Form 10-K for the fiscal year ended December 31, 1999 and the Prospectus/Proxy Statement. These documents are available free of charge at the Securities and Exchange Commission's website (HTTP://WWW.SEC.GOV) and from the Sync Research contact listed above.


         Except for historical information contained herein, the matters set forth in this news release are forward-looking statements that are subject to certain risks and uncertainties that could cause actual results to differ materially from those set forth in the forward-looking statements, including such factors among others, as significant fluctuations in operating results, uncertain profitability, uncertain market acceptance of products, product concentration, dependence on channel partners and other resellers, rapid technological change, intense competition and the risk factors set forth in the Company's recent filings with the Securities and Exchange Commission, including its Reports on Forms 10-K and 10-Q.


         For additional information on Sync Research via facsimile at no cost, simply call (949) 460-4469




                          - FINANCIAL TABLES FOLLOW -

SYNC RESEARCH, INC.
SECOND QUARTER 2000 RESULTS
PAGE 3

                               SYNC RESEARCH, INC.
                 CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS
                    (IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)

                                                For the three months   For the six months
                                                   ended June 30,         ended June 30,
                                                --------------------   ------------------
                                                  2000       1999       2000       1999
                                                 -------    -------    -------    -------
NET REVENUES                                     $ 2,418    $ 4,405    $ 5,568    $ 9,511
COST OF SALES                                      4,197      2,485      6,113      5,336
                                                 -------    -------    -------    -------
GROSS PROFIT (LOSS)                               (1,779)     1,920       (545)     4,175

OPERATING EXPENSES:
                    RESEARCH AND DEVELOPMENT       1,066      1,311      2,128      3,026
                    SALES AND MARKETING              769      1,356      1,628      3,152
                    GENERAL AND ADMINISTRATIVE       851        647      1,402      1,261
                                                 -------    -------    -------    -------
                      TOTAL OPERATING EXPENSES     2,686      3,314      5,158      7,439
                                                 -------    -------    -------    -------

OPERATING LOSS                                    (4,465)    (1,394)    (5,703)    (3,264)

INTEREST INCOME, NET                                  98        105        212        240
                                                 -------    -------    -------    -------

LOSS BEFORE INCOME TAXES                          (4,367)    (1,289)    (5,491)    (3,024)

PROVISION FOR INCOME TAXES                          --            2          1          2
                                                 -------    -------    -------    -------

NET LOSS                                         $(4,367)   $(1,291)   $(5,492)   $(3,026)
                                                 =======    =======    =======    =======

BASIC AND DILUTED NET LOSS PER SHARE             $ (1.24)   $ (0.37)   $ (1.56)   $ (0.87)
                                                 =======    =======    =======    =======


SHARES USED IN COMPUTING NET LOSS PER SHARE        3,536      3,480      3,527      3,492
                                                 =======    =======    =======    =======


                                     -more-

SYNC RESEARCH, INC.
SECOND QUARTER 2000 RESULTS
PAGE 4

                               SYNC RESEARCH, INC.
                      CONDENSED CONSOLIDATED BALANCE SHEETS
                                 (IN THOUSANDS)

                                                           June 30,  December 31,
                                                             2000       1999
                                                           -------     -------
ASSETS
CURRENT ASSETS
       CASH AND CASH EQUIVALENTS                           $ 8,236     $ 8,632
       ACCOUNTS RECEIVABLE                                     732       3,173
       INVENTORIES                                           2,622       5,140
       OTHER CURRENT ASSETS                                    751         565
                                                           -------     -------
         TOTAL CURRENT ASSETS                               12,341      17,510

FURNITURE, FIXTURES AND EQUIPMENT, NET                       1,322       1,632
OTHER ASSETS                                                    55          55
                                                           -------     -------

TOTAL ASSETS                                               $13,718     $19,197
                                                           =======     =======

LIABILITIES AND STOCKHOLDERS' EQUITY

CURRENT LIABILITIES
       ACCOUNTS PAYABLE AND ACCRUED LIABILITIES            $ 2,011     $ 2,802
       DEFERRED REVENUE AND CUSTOMER DEPOSITS                1,755       3,048
       CURRENT MATURITIES OF CAPITAL LEASE OBLIGATIONS          23          49
                                                           -------     -------

         TOTAL CURRENT LIABILITIES                           3,789       5,899

CAPITAL LEASE OBLIGATIONS, LESS CURRENT MATURITIES               5           7

STOCKHOLDERS' EQUITY                                         9,924      13,291
                                                           -------     -------

TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY                 $13,718     $19,197
                                                           =======     =======

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